Exhibit 99.3
Media Relations Contacts:
Ryan Young – Corporate Communications – +31 40 268 3627–Veldhoven, NL
Lucas van Grinsven – Corporate Communications – +31 40 268 3949–Veldhoven, NL
Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona, USA
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, NL
ASML SHIPS FIRST LITHOGRAPHY SYSTEM FOR VOLUME PRODUCTION OF SEMICONDUCTORS WITH THE WORLD’S SMALLEST FEATURES
VELDHOVEN, the Netherlands, July 18, 2007 – ASML Holding NV (ASML) today announced that it has shipped its first TWINSCAN™ XT:1900i, the world’s only lithography system capable of imaging features down to 36.5 nanometers (nm) on chips manufactured in volume. Production of the XT:1900i is now ramping up fast, as multiple orders have been placed and systems will be shipped before the end of this year to many of the world’s leading device makers.
These customer orders demonstrate that leading memory and logic makers are selecting the XT:1900i to help them accomplish their strategic technology goals. Chipmakers need to produce ever smaller and denser integrated circuits to improve the functionality of their chip designs to power today’s computing and consumer electronics products.
“ASML’s immersion technology meets the demanding requirements of the world’s top IC makers, said Martin van den Brink, executive vice president marketing and technology at ASML. “The XT:1900i, the latest addition to our production-proven line of immersion tools, allows customers to extend their high-volume manufacturing capabilities to an unprecedented 36.5-nm resolution.”
The implementation of immersion technology in production is making fast progress resulting in the fact that to date, more than two million wafers have been processed on ASML’s TWINSCAN immersion systems in total and half of that in the last quarter.
About the TWINSCAN XT:1900i
The TWINSCAN XT:1900i with HydroLith™ immersion technology places liquid between the lens and the silicon wafer enabling chipmakers to produce smaller features while using a light source with the same wavelength. Immersion technology also improves the depth of focus or quality of the image to be drawn on a chip compared to dry imaging at similar resolution. The XT:1900i builds on the proven performance of the XT:1700i which is currently used in volume production. The XT:1900i offers the highest numerical aperture available (NA of 1.35) and has demonstrated industry-leading performance of 36.5-nm resolution, 4.6-nm single-machine overlay and 131 wafers per hour productivity.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the web site www.asml.com